Exhibit 99.4

Pro Form Consolidated Statement of Financial Position

As at 30 June 2022 (unaudited)

	Midatech Pharma Plc net assets as at 30 June 2022	RDO and PIPE proceeds	Sub total	Bioasis Technologies Inc net assets as at 31 August 2022	Bioasis Technologies Inc net assets as at 31 August 2022	Reclassification	Lind debt modification - extinguish existing note	Lind debt modification - new note	Lind - new funding	Lind - new debt interest charge	Lind debt settlement on merger	Acquisition Accounting	Consideration and goodwill	Pro forma consolidated
	£’000	£’000	£’000	CAN$'000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
					Note 2 Foreign Exchange
Non-current assets
Goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Property, plant and equipment	993	-	993	-	-	-	-	-	-	-	-	-	-	993
Intangible assets	-	-	-	1,414	(511)							-	6,677	7,580
	993	-	993	1,414	(511)	-	-	-	-	-	-	-	6,677	8,573
Current assets
Trade and other receivables	1,243	-	1,243	-	-	126	-	-	-	-	-	-	-	1,369
Accounts receivable		-	-	18	(6)	(12)	-	-	-	-	-	-	-	-
Prepaid expenses		-	-	179	(65)	(114)	-	-	-	-	-	-	-	-
Taxation	1,023	-	1,023	-	-		-	-	-	-	-	-	-	1,023
Cash and cash equivalents	6,423	7,486	13,909	568	(205)	-	-	-	192	-	(1,529)	(1,493)	-	11,442
	8,689	7,486	16,175	765	(276)	-	-	-	192	-	(1,529)	(1,493)	-	13,834
Total assets	9,682	7,486	17,168	2,179	(787)	-	-	-	192	-	(1,529)	(1,493)	6,677	22,407

Non-current liabilities
Borrowings	546	-	546	-	-	-	-	-	-	-	-	-	-	546

Derivative financial liability	-	-	-	59	(21)	-	-	-	-	-	-	-	-	38
Conversion feature	-	-	-	27	(10)	-	(17)	-	-	-	-	-	-	-
Convertible debenture	-	-	-	504	(182)	-	(322)	990	-	51	(1,041)	-	-	-
	546	-	546	590	(213)	-	(339)	990	-	51	(1,041)	-	-	584
Current liabilities
Trade and other payables	1,280	-	1,280	-	-	1,233	-	-	-	-	-	1,647	(1,647)	2,513
Accounts payable and accrued liabilities		-	-	1,537	(556)	(981)	-	-	-	-	-	-	-	-
Deferred revenue		-	-	394	(142)	(252)	-	-	-	-	-	-	-	-
Borrowings	167	-	167	-	-	-	-	-	-	-	-	-	-	167
Current portion of convertible debt		-	-	1,500	(542)	-	(958)	964	224	19	(1,207)	-	-	-
Provisions	43	-	43	-	-	-	-	-	-	-	-	-	-	43
Derivative financial liability	155	7,421	7,576	-	-	-	-	-	-	-	-	-	-	7,576
	1,645	7,421	9,066	3,431	(1,240)	-	(958)	964	224	19	(1,207)	1,647	(1,647)	10,299
Total liabilities	2,191	7,421	9,612	4,021	(1,453)	-	(1,297)	1,954	224	70	(2,248)	1,647	(1,647)	10,883

Issued capital and reserves attributable to owners of the parent
Share capital	1,098	24	1,122	28,753	(10,389)	-	-	-	-	-	21	-	(18,260)	1,247
Share premium	83,434	709	84,143	-	-	-	-	-	-	-	698	-	6,285	91,126
Merger reserve	53,003	-	53,003	-	-	-	-	-	-	-	-	-		53,003
Warrant reserve	720	-	720	-	-	-	-	-	-	-	-	-		720
Contributed surplus	-	-	-	11,353	(4,102)	-	-	-	-	-	-	-	(7,251)	-
Accumulated other comprehensive income	-	-	-	170	(61)	-	-	-	-	-	-	-	(109)	-
Foreign exchange reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated deficit	(130,764)	(668)	(131,432)	(42,118)	15,218		1,297	(1,954)	(32)	(70)	-	(3,140)	27,659	(134,572)

Total equity	7,491	65	7,556	(1,842)	666	-	1,297	(1,954)	(32)	(70)	719	(3,140)	8,324	11,524
Total equity and liabilities	9,682	7,486	17,168	2,179	(787)	-	-	-	192	-	(1,529)	(1,493)	6,677	22,407

Pro Forma Consolidated Statement of Comprehensive Income

Six months ended 30 June 2022 (unaudited)

	Midatech Pharma Plc 6 months to 30 June 2022	Bioasis Technologies Inc 6 months to 31 August 2022	Bioasis Technologies Inc 6 months to 31 August 2022	Reclassification	Acquisition and Accounting Policy Adjustments	Pro forma consolidated
	£’000	CAN$'000	£’000	£’000	£’000	£’000
			Note 2 Foreign Exchange

Revenue	468	120	(47)	-	-	541

Other income	16	-	-	-	-	16

Research and development costs	(2,413)	(426)	168	-	-	(2,671)
Administrative costs	(1,849)	(1,363)	537	(14)	-	(2,689)
Loss from operations	(3,778)	(1,669)	658	(14)	-	(4,803)

Finance income	404	-	-	222		626
Finance expense	(24)	(477)	188		289	(24)
Change in estimated fair value of derivative warrants and conversion feature	-	707	(279)	(222)	(206)	-
Foreign exchange loss	-	(24)	10	14	-	-

Loss before tax	(3,398)	(1,463)	577	-	83	(4,201)

Taxation	337	-	-	-	-	337

Loss from operations	(3,061)	(1,463)	577	-	83	(3,864)

Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	-3p					-2p

Pro Forma Consolidated Statement of Comprehensive Income

Year ended 31 December 2021 (unaudited)

	Midatech Pharma Plc year to 31 December 2021	Bioasis Technologies Inc year to 28 February 2022	Bioasis Technologies Inc year to 28 February 2022	Reclassification	Acquisition and Accounting Policy Adjustments	Pro forma consolidated
	£’000	CAN$'000	£’000	£’000	£’000	£’000
			Note 2 Foreign Exchange

Revenue	578	38	(16)	-	-	600

Other income	24	-	-	-	-	24

Research and development costs	(4,654)	(1,226)	515	-	-	(5,365)
Administrative costs	(2,946)	(2,409)	1,012	(23)	-	(4,366)
Loss from operations	(6,998)	(3,597)	1,511	(23)	-	(9,107)

Finance income	936	-	-	488		1,424
Finance expense	(44)	(654)	275		272	(151)
Change in estimated fair value of derivative warrants and conversion feature		1,312	(551)	(488)	(273)	-
Forgiveness of TPP Loan		111	(47)	-	-	64
Loss of sale of capital assets		-	-	-	-	-
Loss on settlements		(93)	39	-	-	(54)
Foreign exchange loss		(39)	16	23	-	-

Loss before tax	(6,106)	(2,960)	1,243	-	(1)	(7,824)

Taxation	646	-	-	-	-	646

Loss from operations	(5,460)	(2,960)	1,243	-	(1)	(7,178)

Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	-7p					-3p

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Unless otherwise defined herein, capitalized terms used in these notes to the pro forma consolidated financial statements have the same meanings given to them as in this Circular.

1.	Basis of presentation

The unaudited pro forma consolidated financial statements give effect to the Acquisition as if it had occurred (i) as at December 31, 2021 for purposes of the pro forma consolidated statement of financial position, and (ii) as at January 1, 2021 for purposes of the pro forma consolidated statements of comprehensive income.

The unaudited pro forma consolidated statement of financial position of Midatech as at December 31, 2021 combines the Midatech’s financial position as at December 31, 2021 with Bioasis’s financial position as at February 28, 2022 prepared in accordance with IFRS.

The unaudited pro forma consolidated statements of comprehensive income of Midatech:

•	for the year ended December 31, 2021 combine Midatech’s results for the year ended December 31, 2021 with Bioasis’s results for its year ended February 28, 2022 prepared in accordance with IFRS; and

•	for the six-month period ended June 30, 2022 combine Midatech results for the six months ended June 30, 2022 with Bioasis’s results for the six months ended August 31, 2022 prepared in accordance with IFRS.

The pro forma consolidated financial statements have been prepared by management of Midatech for illustrative purposes only to show the effect of the Acquisition.

The unaudited pro forma consolidated statement of financial position of Midatech as at December 31, 2021 and the unaudited pro forma consolidated statements of comprehensive income for the six months ended June 30, 2022 and for the year ended December 31, 2021 have been prepared using the following information:

a)	Audited consolidated financial statements of Midatech for the year ended December 31, 2021 prepared in accordance with IFRS, which are incorporated by reference in this Circular;

b)	Unaudited interim condensed consolidated financial statements of Midatech for the six months ended June 30, 2022 prepared in accordance with IFRS which are incorporated by reference in this Circular;

c)	Audited consolidated financial statements of Bioasis for the year ended February 28, 2022 prepared in accordance with IFRS which are incorporated by reference in this Circular;

d)	Unaudited interim consolidated financial statements of Bioasis for the six months ended August 31, 2022 prepared in accordance with IFRS which are incorporated by reference in this circular; and

e)	Such other supplementary information as was considered necessary to reflect the Acquisition in the pro forma consolidated financial statements.

The pro forma adjustments reflecting the Acquisition are based on certain estimates and assumptions. The actual adjustments to be recorded in respect of the Acquisition and the allocation of the purchase price of Bioasis will depend on a number of factors, including additional financial information as it becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible that the differences will be material. Midatech’s management believes that the estimates and assumptions used herein provide a reasonable basis for presenting all of the significant effects of the Acquisition and that the pro forma adjustments give appropriate effect to those adjustments and are properly applied in the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements are not intended to reflect the results of the operations or the financial position of Midatech which would have actually resulted had the Acquisition been effected on the dates indicated. Any potential synergies that may be realized or additional operating costs that may be incurred as a result of the Acquisition have not been reflected in the unaudited pro forma consolidated financial information. In addition, Midatech expects to incur restructuring and related charges as a result of the Acquisition. These costs have been excluded from the pro forma consolidated financial statements and will be expensed as incurred. Further, the unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that may be achieved in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the audited December 31, 2021 consolidated financial statements and unaudited June 30, 2022 interim condensed consolidated financial statements of Midatech, the unaudited August 31, 2022 interim condensed consolidated financial statements of Bioasis, and the audited February 28, 2022 financial statements of Bioasis.

2.	The Acquisition and Pro forma Adjustments

The figures under the column entitled “Pro Forma Consolidated” in the unaudited pro forma consolidated financial statements have been calculated by taking the arithmetic sum of the corresponding line items from the other columns. The Bioasis historical financial statements, which are denominated in Canadian dollars, have the necessary adjustment in a separate column to convert the historical Bioasis results into British Pounds Sterling, using the applicable exchange rates set out below under the heading “Foreign currency translation”.

For the purpose of these unaudited pro forma consolidated financial statements, the financial position and the comprehensive income of the Midatech and Bioasis have been combined to give effect to the Acquisition, as follows:

•	Issuance of 75,884,553 Ordinary Shares under the Arrangement Agreement;

•	The receipt of the two-stage fundraise of £8.2 million, comprising :

o	of £0.3 million for the issuance of 9,849,325 Ordinary Shares under the Registered Direct Offering less nominal underwriting fees and other associated costs;

o	The receipt of £7.9 million for the issuance of Units comprising 14,602,050 Ordinary Shares, 9,021,945 Pre-funded ADS Warrants , 10,000,000 Series A ADS Warrants and 10,000,000 Series B ADS Warrants under the Conditional Private Placement less underwriting fees and other associated costs of £0.7 million;

•	The modification of the terms of the outstanding convertible debenture due to Lind Global Macro Fund, LP:

o	The £0.2 million additional funding provided by Lind Global Macro Fund, LP to Bioasis under the convertible debt instrument;

o	The repayment £2.2 million outstanding convertible debenture due to Lind Global Macro Fund, LP. This will be repaid £1.5 million in cash and the remaining £0.7 million by the issuance of 825,221 Units comprising 20,630,531 Ordinary Shares , 825,221 Series A ADS Warrants and 825,221 Series B ADS Warrants under the Tripartite Agreement;

•	The payment of £1.6 million due to Ladenburg Thalman in relation to transaction fees due by Bioasis under this transaction by the issuance of 1,114,554 Units comprising 27,863,856 Ordinary Shares , 1,114,554 Series A ADS Warrants and 1,114,554 Series B ADS Warrants

The Acquisition will be accounted for using the acquisition method of accounting. Acquisition method accounting requires that the assets and liabilities be recorded at their fair values as at the date of the Acquisition.

The purchase price of the Acquisition has been allocated on the basis of management’s preliminary estimates of fair values as follows:

£'000
Consideration paid
Ordinary shares (75,884,553 shares issued @ £0.0559 per share)	4,742

Net liabilities acquired
Net liabilities acquired	(1,176)
Fair value adjustment convertible debenture Global Macros Fund, LP	(759)
(1,935)
Intangible Asset	6,677
4,742

The unaudited pro forma consolidated statement of financial position as of June 30, 2022 reflects the following adjustments as if the Acquisition had occurred on June 30, 2022:

(a) to reflect the receipt of £8.2 million from the Registered Direct Offering and Conditional Private Placement less underwriting fees and other associated costs of £0.7 million detailed above; and

(b) to reflect estimated Acquisition-related costs(net of underwriting fees and associated costs of Registered Direct Offering and Conditional Private Placement) of approximately £3.1 million incurred by both Midatech and Bioasis;

(c) to reflect the fair value of the net assets purchased from Bioasis and the Acquisition price of £4.7 million, as detailed above, including adjustments to eliminate Bioasis shareholders’ equity;

(d) to reflect the modification of terms of the outstanding convertible debenture due to Lind Global Macro Fund, LP;

(e) to reflect the £0.2 million additional funding provided by to Lind Global Macro Fund, LP to Bioasis under the convertible debt instrument;

(f) to reflect the repayment £2.2 million outstanding convertible debenture due to Lind Global Macro Fund, LP. This will be repaid £1.5 million in cash and the remaining £0.7 million by the issuance of Units comprising 20,630,531 ordinary Shares, the issuance of 825,221 Series A ADS Warrants and the issuance of 825,221 Series B ADS Warrants under the Tripartite Agreement;

(g) to reflect a fair value adjustment to the carrying value of the convertible debenture due to Lind Global Macro Fund LP of £0.8 million

(h) the excess of consideration over the book value of assets acquired has been reflected as an intangible asset. The intangible asset has been calculated as set out in the schedule above;

(i) certain items in the Bioasis financial statements have been reclassified to be consistent with the basis of presentation in the Company’s consolidated financial statements.

The Acquisition-related costs described in (b) above relate to professional fees. In addition, the Company expects to incur restructuring and related charges as a result of the Acquisition.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2021 and for the six months ended June 30, 2022 reflect the following adjustments as if the Acquisition had occurred on January 1, 2021:

(g) to reflect the reversal of any interest and fair value adjustment relating to the convertible debentures due to Lind Global Macro Fund LP as this was settled as part of the transaction;

Foreign currency translation

Bioasis financial statements for the year ended February 28, 2022 and for the six months ended August 31, 2022 were prepared in Canadian dollars. For the purpose of the unaudited pro forma consolidated statement of financial position, the Bioasis figures have been converted into British pounds sterling using an exchange rate of CAN$1.5657/GBP£1. For the purpose of the unaudited pro forma consolidated statement of comprehensive income for the year ended February 28, 2022, the Bioasis figures have been converted into British pound sterling using an average exchange rate of CAN$1.7238/GBP£1. For the purpose of the unaudited pro forma consolidated statement of comprehensive income for the six months ended August 31, 2022, the Bioasis figures have been converted into British pound sterling using an average exchange rate of CAN$1.6511/GBP£1.

3.	Registered Direct Offering and Conditional Private Placement

•	The unaudited pro forma consolidated statement of financial position as at June 30, 2022 gives effect to the two stage fundraise of £8.2 million comprising :

o	The receipt of £0.3 million for the issuance of 9,849,325 Ordinary Shares at £0.033per share under the Registered Direct Offering less nominal underwriting fees and other associated costs;

o	The receipt of £7.9 million for the issuance of units comprising 14,602,050 Ordinary Shares, 9,021,945 Pre-funded Warrants , 10,000,000 Series A ADS Warrants and 10,000,000 Series B ADS Warrants under the Conditional Private Placement less underwriting fees and other associated costs of £0.7 million.

4.	Pro Forma Earnings Per Share

The weighted average number of Ordinary Shares for all pro forma earnings per share calculations reflects the issuance of 75,884,553 million Ordinary Shares issued in relation to the Acquisition and 24,451,375 Ordinary Shares issued in relation to the Registered Direct Offering and Conditional Private Placement as described in Note 3.